SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Any statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals represent beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Forward-looking statements do not guarantee performance. These take in risks, uncertainties and premises since they refer to future events and, therefore depend on circumstances that may not occur.

The audience should understand that general economic and industry conditions, as well as, other operating factors may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such forward-looking statements.

Highlights:

  New Investments to increase bidirectional network in the 12 coming months.
  Expansion of digital services
  New debt with longer amortization schedule at lower costs.
  Broadband demand in the next 2 years should remain less dependent on the Brazilian economy and more dependent on consumer behavior and content development

NET’s operations cover the main cities of Brazil

  Unique geographic coverage, in both expansion and quality:
  7,2 million homes reached, (approximately 60% of all the cable structure in Brazil)
  Covers around 1/3 of the homes belonging to classes A/B
  Unique urban and high quality coverage with about 36 thousand km

NET Services	Number of Cities
Pay TV	44
Broadband	12
Voice	9

Become the leading provider of entertainment and communications services in the residential market

Financial Initiatives

  Self funding of our business growth
  Optimize capital expenditures by making targeted investments
  Continue to focus on corporate governance

Business Initiatives

  Pursue accelerated growth in the short term
  Continue the growth of NET Virtua, our broadband Internet service
  Continue to roll-out digital cable
  Enhance the Net Combo offer
  Continue responsive to improve customer service

Source: PTS nº115, Sep 2006

Source: DBM NET, comscore – march 2006, Ibope

Base (em milhares)	630	1378	970	1155
Number of Cities	12	350	214	More than 500 (dial -up access)
Technology	Cable	ADSL	ADSL	ADSL
MKT Share*	14%	31%	22%	26%
Companies		Comp. A*	Comp. B*	Comp. C*

Others: 7%
Source: PTS N-115 Sep-06; *Reports, Telefônica, Telemar, Brasil Telecom from 2º Quarter 2006

More than 90% of the Net Fone Via Embratel base is also a Double Play subscriber

  Monthly fee includes all types of calls
  Tariff charged per minute instead of pulse
  Local calls between Net Fone subscribers are free
  Long distance calls between Net Fone subscribers charged as a local call

Synergy

  Simplicity – more services and one supplier
  Sales Efficiency– More services in the same sale

Reduction of Churn

  Better Prices – Multiservice
  Improvement of subscriber loyalty

Growth in revenues per subscriber
More products to the same client

Increase in selling expenses to support subscriber acquisition and accelerated growth pace indicated by the Company

*Customer Relations, Payroll and Benefits, third-party services, ECAD and others

Strong cash Flow from operations ensures a consistent profit

Financial Result (RS/thousand)	3Q06	3Q05	3Q04
EBIT	79,293	55,499	35,649
Net Financial Result	(21,928)	(53,399)	(14,318)

Monetary indexation Net	(17)	(801)	(4,995)
Loss on exchange rate, Net	321	15,371	64,375
Interest Expenses	(29,202)	(35,736)	(68,996)
Other financial expenses *	(5,331)	(38,986)	(10,722)
Financial income	12,300	6,753	6,020

Loss or sales of fixed assets/Other (non operating)	(1,393)	1,228	(195)

Result before minority interest	56,038	3,463	31,002
income tax	(7,091)	(8,099)	(35,135)
Deferred tax	(24,316)	(15,920)	64,930
Minority	(34)	(19)	(55)
Net Income/ Loss	24,603	(20,578)	1,152

(*) - Expenses with IOF and Hedge

  Extension of the current debt maturity through issuance of new debenture and perpetual bond
  Perpetual does not bring pressure for amortization schedule and at the same time it gives some flexibility
  Hedge for interests payment minimizes exchange risk

The transaction objective is NET’s acquisition of VIVAX’s controlling interest

Transaction Terms

  Exchange ratio: 0.5678 NET’s PN shares per each VIVAX ’s share
  1st Step: Acquisition of minority interest
  2nd Step: Acquisition of the controlling interest, subject to ANATEL’s approval

Equal treatment to all VIVAX shareholders

1st Step: Acquisition of Minority Interest – Purchase of shares from HTI

ON Capital Increase in cash to boost issuance capacity of PN shares

PN capital increase

  ON shareholders would have preemptive rights to subscribe 8.58m PN shares in order to avoid dilution
  PN shareholders would have preemptive rights to subscribe 14.43m PN shares
  HTI will receive cash or NET PN shares, depending on NET minority shareholders behavior
  Globo and Embratel would not exercise their preemptive rights to subscribe NET PN shares

2nd Step: Acquisition of the Controlling Interest – Incorporation of Shares

  Structure to distribute BTVC capital stock to be defined
  VIVAX ON e PN shareholders and NET ON shareholders approval for the incorporation of VIVAX shares by NET with the issuance of NET PN shares
  There is no preemptive rights to NET shareholders
  NET ON shareholders and VIVAX ON and PN shareholders have withdraw rights on the incorporation

Step 2b: Acquisition of the Controlling Interest – Purchase of Controlling Stake followed by PSO through Alienation of Control

Structure to distribute BTVC capital stock to be defined

2 capital increases of PN NET shares with asset integralization (VIVAX shares)

  ON and PN NET shares will have preemptive rights based on total capital participation
  F. Norbert and VIVAX Minority shareholders pay for NET shares with VIVAX shares (in two different stages) in exchange for NET PN shares and cash depending on NET minority shareholders behavior
  Globo and Embratel would not exercise their preemptive rights to subscribe NET PN shares

(1) Assuming 0% subscription from NET minority shareholders.

(1) Assuming 100% subscription from NET minority shareholders.

Market Value

  EV/EBITDA multiple very similar for both companies.
  EV/Subscriber multiple shows a discrepancy, being VIVAX multiple possibly inflated by market expectation of VIVAX future growth in triple-play, which has already happened with NET

Economic Value

  No synergy was taken into account
  NET management developed an economic analysis, discounting the 2 companies based scenarios, having validated the exchange ratio.

Conclusion: The agreed exchange ratio is valid not only by market values but also by economic values of both companies.

Source: Factset , Consensus IBES
1 Market data in October 9, 2006, forecasts based on IBES data and net debt for both companies in June 30, 2006
2 Last 12 months until June 30, 2006.

Source: Factset , Consensus IBES
1 Trading Days

Source: Bloomberg, Analyst Reports
1 On October 10, 2006. Average based on equity analysts target prices
2 Based on NET price on October 10, 2006 (R$ 21.42) and exchange relation of 0.5678

Source: Bloomberg, Analyst Reports
1 On October 9, 2006. Average based on equity analysts target prices

Source: Company management
1 On June 30, 2006.

Net’s Corporate Governance best practices have been recognized by investors and by the financial community

  Bovespa Level 2 Company, with 100% Tag Along rights for all shareholders.
  Disclosure Committee composed by the Company’s Executive Officers.
  Permanent Fiscal Board with 3 independent members, being 2 of them hired by an independent headhunter and 1 indicated by minority shareholders.
  Board of Directs with 20% of independent members
  Periodic meetings with the financial community, respecting a 15-day Quiet Period before earnings release.

  Leader in the Pay-TV Market
  Solid Triple Play offering (PTV, Broadband, Voice)
  Important Broadband service provider in Brazil (Virtua).
  Adequate financial structure and cash generation support accelerated growth.
  Vivax network is bidirectional and complements NET’s footprint
  Indebtedness level relatively to operating cash flow remains stable after the acquisition.
  Acquisition of Vivax creates synergy in NET costs structure

Attachments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.